Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Net Income	$1,104	$1,056	$1,084	$1,058	$1,020
Preferred Stock Dividend	—	—	—	—	—
(Income) or Loss from Equity Investees	—	—	—	—	—
Minority Interest Loss	—	—	—	—	—
Income Tax	685	603	574	555	520
Pre-Tax Income	$1,789	$1,659	$1,658	$1,613	$1,540
Add: Fixed Charges*	657	634	629	580	564
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Earnings	$2,446	$2,293	$2,287	$2,193	$2,104
* Fixed Charges
Interest on Long-term Debt	$602	$575	$553	$510	$496
Amortization of Debt Discount, Premium and Expense	13	13	14	13	15
Interest Capitalized	—	—	—	—	—
Other Interest	14	19	19	15	11
Interest Component of Rentals	28	27	43	42	42
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Fixed Charges	$657	$634	$629	$580	$564
Ratio of Earnings to Fixed Charges	3.7	3.6	3.6	3.8	3.7